PEARLMAN LAW GROUP LLP

Attorneys-at-Law

200 South Andrews Avenue, Suite 901

Fort Lauderdale, Florida 33301-2068

(954) 880-9484

October 24, 2017

VIA FEDERAL EXPRESS

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4631

Re:

Worthy Peer Capital, Inc.

Amendment No. 1 to Draft Offering Statement

on Form 1-A Submitted May 12, 2017

CIK No. 0001699834

Ladies and Gentlemen:

Receipt is acknowledged of your comment letter dated May 22, 2017, to the amendment no. 1 to the draft offering statement submitted by Worthy Peer Capital, Inc. (the “Company” or “Issuer”), dated May 12, 2017.

We are hereby submitting an amended draft offering statement. Our responses are set forth below and respond numerically to the items in your comment letter.

General

Comment 1.

We note your response to comment 1, which asked you to provide a detailed analysis of whether Worthy Peer Capital meets the definition of “investment company” under Section 3(a) of the Investment Company Act of 1940 (the “1940 Act”), including a detailed analysis of Worthy Peer Capital’s anticipated composition of assets for purposes of the 40% test under Section 3(a)(1)(C).  In your response, you assert that you “do not believe that the Company’s business plan meets the definition of an investment company” because: (1) “[t]he Company intends to purchase whole loans from crowd funding platforms which loans are exempt under the [1940 Act] pursuant to Section 3(c)(5)(A) and 3(c)(5)(B) of the [1940] Act”; and (2) “[t]he Company also intends to make direct loans to asset based borrowers, which will be secured by inventory and other corporate assets.”

United States Securities and Exchange Commission

October 24, 2017

Your response does not provide us with a sufficient basis on which to determine whether Worthy Peer Capital meets the statutory definition of “investment company” or whether Worthy Peer Capital may properly rely on an exclusion therefrom.  If Worthy Peer Capital may rely on the exclusion provided in Section 3(c)(5)(A) and/or (B) of the 1940 Act, it must be primarily engaged in businesses described in those provisions.  In this regard, we note that Section 3(c)(5)(A) is available only where acquired obligations “represent part or all of the sales price of merchandise, insurance and services . . .” and Section 3(c)(5)(B) is available only where loans are made in connection with “specified merchandise, insurance, and services.” (emphasis added).  Tangentially, we further note that companies that are excluded from the definition of investment company under Section 3(c) (including Section 3(c)(5)) are not eligible to engage in crowdfunding transactions under Securities Act Section 4A(f).

Please provide a detailed analysis of whether Worthy Peer Capital meets the definition of “investment company” under Section 3(a) of the 1940 Act and, if so, whether Worthy Peer Capital intends to rely on any exclusions therefrom.  If Worthy Peer Capital intends to rely on Section 3(c)(5)(A)/(B), please provide a detailed analysis of how Worthy Peer Capital’s business will comply with the specific requirements of those provisions.  Your response should address, with specificity, both the issue of primary engagement and the issue of substantive eligibility.

Response:

A detailed analysis has been made and per the comments of David Gessert, we have confirmed the business description to be consistent with our analysis and have added a new risk factor.

Business

Background, page 10

Comment 2.

We note that you revised your disclosure in the “Our Business” section of the offering circular on page 11 to no longer include the “Peer Portfolio Information” section. However, we further note in the fourth paragraph on page 10 you continue to define the term “Peer Portfolio.” Please either (i) revise your disclosure here and elsewhere to describe the Peer Portfolio, linking the term to your intended business operations, or (ii) delete this term.

Response:

We have deleted the term “peer portfolio”.

United States Securities and Exchange Commission

October 24, 2017

Results of Operations

Liquidity and Capital Resources, page 12

Comment 3.

We note your response to comment 14.  Please provide the proposed terms of the private financing, including the timing and amount of such proceeds that Worthy Financial Inc. intends to provide you and whether it will be made pursuant to a written agreement. Please refer to Item 9(b)(1) of Form 1-A for guidance.  If applicable, as previously requested, please provide any written agreement relating to the private financing as an exhibit or else provide us you analysis as to why you believe you need not do so.  Please refer to Item 17(6)(a) of Form 1-A for guidance.

Response:

We have provided that $600,000 has been raised to date by WFI and that they are presently seeking an additional $1 million.  There are no written agreements. However, as its wholly owned subsidiary, fund will be made available as needed.

Plan of Operations, page 12

Comment 4.

We note your response to comment 15, noting the plan of operations you have to take active the Worthy App.  Please revise your disclosure to include disclosure addressing whether the proceeds of this offering will satisfy your cash requirements or whether you anticipate needing to raise additional funds in the next six months.  Please refer to Item 9(c) of Form 1-A for guidance.

Response:

Responsive disclosure has been made.

Compensation of Directors and Executive Officers, page 14

Comment 5.

Please revise to clarify “[you] have no intention to pay compensation [to directors and executive officers] until there is sufficient cash.” In this regard, disclose how it will be determined there is “sufficient cash.”

Response:

Responsive disclosure has been made.

Security Ownership of Management and Certain Security Holders, page 15

Comment 6.

We note your disclosure on page 15 that the executive officers, directors, and holders of more than 5% of the common stock of Worthy Financial Inc. own the 983,750 shares of Worthy Financial Inc. that are presently outstanding.  However, the stock ownership you disclose in the chart equals 1,008,750 shares.  Please reconcile these figures.  Please refer to Item 12 of Form 1-A for guidance.

United States Securities and Exchange Commission

October 24, 2017

Response:

The numbers have been reconciled. Please note there are other indirect shareholders (i.e., of WFI) who are not affiliates.

The Worthy Peer Capital Website, page 16

Comment 7.

We note your disclosure here and elsewhere that the Worthy Notes are not transferrable to third parties except by the laws of descent.  Please:

•

add disclosure regarding the Worthy Notes’ non-transferability to the Offering Circular Cover Page, the Offering Circular Summary, and the subsection entitled “Worthy Notes” on page 2 under the heading “The Offering;”

•

 describe, where appropriate, the reason why you have restricted the alienability of the Worthy Notes, ensuring that you address any state law concerns regarding alienability;

•

describe the mechanism that will govern the transfer restriction and oversee its enforceability; and

•

if the mechanism governing the transfer restriction is an agreement, please attach it as an exhibit pursuant to Item 601(b)(4) of Regulation S-K.

Response:

We have deleted this restriction and stated that the bonds are transferrable but there will be an administrative fee.

On behalf of the Company, the Company acknowledges that:

•

The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

On behalf of the Company, thank you for the courtesies extended by the Staff.

Sincerely,

/s/ Charles B. Pearlman

Charles B. Pearlman